Exhibit 21
TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Jurisdiction of
Name	Incorporation

Titan Tire Corporation	Illinois

Titan Tire Corporation of Bryan	Ohio

Titan Tire Corporation of Freeport	Illinois

Titan Wheel Corporation of Illinois	Illinois

Titan Pneus Do Brasil Ltda	Brazil